UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 10, 2023

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Azure Power Global Limited

File No. 005-89669 – CTR#3477

_____

OMERS Infrastructure Asia Holdings Pte. Ltd., OMERS Asia Holdings Pte. Ltd., OMERS Singapore Governance Inc., Hamilton Infrastructure Holdings Inc., RE International Corporation and OMERS Administration Corporation (the "Filing Persons") submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from an Exhibit to a Schedule 13D filed on August 6, 2021 relating to their beneficial ownership of common shares of Azure Power Global Limited.

Based on representations by the Filing Persons that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public:

Exhibit 2

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ted Yu
Associate Director